July 30, 2012	Stuart E. Fross
Tel. 617-261-3135
Fax 617-261-3175
stuart.fross@klgates.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Mercer Funds (the “Trust”), on behalf of:

Mercer Global Low Volatility Equity Fund (the “Fund”)

(Class S) (Class Y-1: N/A) (Class Y-2: N/A) (Class Y-3:                         )

File Nos. 333-123467; 811-21732

Ladies and Gentlemen:

Enclosed for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a)(2) thereunder; and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 16 (Amendment No. 18 under the 1940 Act) to the Trust’s Registration Statement on Form N-1A (the “Amendment”), including the Fund’s prospectuses and Statement of Additional Information, Part C and Exhibits. The Amendment is being filed pursuant to paragraph (a)(2) of Rule 485 and is intended to become effective 75 days from the date of filing.

The principal purpose of the Amendment is to amend the Trust’s Registration Statement to register the Fund as a new series of the Trust. The Fund’s investment objective is to provide long-term total return, which includes capital appreciation and income.

This transmission contains a conformed signature page. One copy of the filing has been manually signed and held with the Trust’s records.

Questions should be directed to the undersigned at (617) 261-3135 or to Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/ Stuart E. Fross

Stuart E. Fross